

Southern Union Company



2010 Financial Outlook
March 1, 2010

www.sug.com



Forward-Looking Statements

This presentation includes forward-looking statements and projections. The Company has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. Important factors that could cause actual results to differ materially from the projections, anticipated results or other expectations herein are enumerated in Southern Union's Securities and Exchange Commission filings. While the Company makes these statements and projections in good faith, neither the Company nor its management can guarantee that anticipated future results will be achieved. Reference must be made to those filings for additional important factors that may affect actual results. The Company assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the Company, whether as a result of new information, future events, or otherwise.

Included in today's 2010 Financial Outlook are certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available at the end of this presentation.

Southern Union Contact:
Jack Walsh
Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Company Facts

NYSE:SUG – December 31, 2009			
Total Annual Revenue	$2.2 billion		
Total Assets	$8.1 billion		
Total Debt	$3.6 billion		
Total Preferred Stock	$.12 billion		
Total Stockholder's Equity	$2.4 billion		
Total Capitalization	$6.1 billion		
Market Capitalization	$2.8 billion		
Shares Outstanding	124.4 million		
Annual Dividend/Yield	$.60 per share/2.6%		
Employees	2,446		
Security Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Co.	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB
Outlook	*Stable*	*Stable*	*Stable*



2010 Financial Outlook



2010 Outlook

- 2010 adjusted net earnings per share of $1.75 to $1.95
- 2010 reported net earnings per share of $1.92 to $2.12



* - See the reconciliation of EPS to Adjusted EPS on the following slide.



EPS Reconciliation

	Year ended December 31,		
	2010E	2009	2008
Reported earnings per share	$1.92 to $2.12	$ 1.37	$ 2.26
Adjustments:			
Mark to market loss (gain) on open economic hedges	-	0.23	(0.30)
Mark to market gain (loss) recorded in prior period	(0.17)	0.30	-
Provision for hurricane related costs	-	0.05	-
Environmental insurance settlements	-	(0.10)	-
Reversal of provision for take-or-pay obligations	-	(0.03)	-
Loss on extinguishment of preferred stock	-	-	0.03
Tax impact of dividends received deduction	-	-	(0.18)
Adjusted earnings per share	$1.75 to $1.95	$ 1.82	$ 1.81



2010 Consolidated Adjusted EBITDA



(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp, excluding non-cash equity AFUDC and related tax gross-up. Citrus Corp.'s primary operating asset is Florida Gas Transmission. See the Reg. G reconciliation at the end of this presentation for specific adjustments.



2010 Adjusted Segment EBITDA

EBITDA[1] ($ millions)

Corporate & Other	$0 - $5
Distribution	$90 - $100
Gathering & Processing	$100 - $120
Citrus (50% interest)	$185 - $195
Transportation & Storage	$495 - $510
Total	$870 - $930

$0 $200 $400 $600 $800 $1,000

(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp, excluding non-cash equity AFUDC and related tax gross-up. Citrus Corp.'s primary operating asset is Florida Gas Transmission. See the Reg. G reconciliation at the end of this presentation for specific adjustments.



2010 Adjusted EBITDA by Segment

0%

11%

13%

76%

- Transportation & Storage
- Gathering & Processing
- Distribution
- Corporate & Other

Note: Transportation & Storage segment includes Southern Union's 50% interest in Citrus.

Regulated Assets Provide Stability to Cash Flows



2010 Net Capital Expenditure Guidance

Business Segment	Maintenance	Growth	Total
Southern Union Company		($ millions)	
Transportation & Storage[1]	$ 135 - 150	$ 15 - 20	$ 150 - 170
Gathering & Processing	25 - 30	50 - 65	75 - 95
Distribution	45 - 50	5 - 10	50 - 60
Corporate & Other	0 - 5	0	0 - 5
SUG Consolidated	$ 205 - 235	$ 70 - 95	$ 275 - 330
Citrus Corp.[2]	$ 100 - 110[3]	$ 690 - 710[4]	$ 790 - 820

(1) Transportation and storage excludes Citrus Corp.

(2) Represents SUG's 50% interest in Citrus Corp.

(3) Includes approximately $20 million related to the Florida pipeline relocation projects.

(4) Growth capital at Citrus Corp. primarily relates to the FGT Phase VIII expansion.



SUG General Assumptions

- Approximately 125 million weighted average diluted shares outstanding

- Effective income tax rate of 30.3%

- Interest expense, net of capitalized interest, approximately $225 to $235 million



Gathering & Processing Assumptions

- Positive processing spread environment encourages optimal Natural Gas Liquid recoveries; Normalized fuel, flare and unaccounted-for volumes

- 2010 projected equity volumes
  - Natural Gas Liquids equivalent of 40,000 to 45,000 MMBtu/d
  - Natural Gas of 7,000 to 15,000 MMBtu/d

- 2010 hedge positions
  - 40,000 MMBtu/d of NGL equivalent at $10.44
  - 5,000 MMBtu/d of natural gas $5.33

- 2011 hedge positions
  - 25,000 MMBtu/d of NGL equivalent at $11.63

Reg. G Reconciliation



Segment ($ millions)		2008	2009	2010E
Transportation & Storage[1]:	Operating income	$ 328	$ 335	$ 360 - 375
	Other income	2	2	-
	Adjustments:			
	Depreciation & amortization	104	114	135
	Provision for hurricane repair costs	-	10	-
	Take-or-pay provision reversal	-	(6)	-
	Environmental insurance settlements	-	(1)	-
	EBITDA	$ 434	$ 454	$ 495 - 510
Citrus Corp. (50%):	Operating income	$ 138	$ 136	$ 125 - 135
	Other income	4	28	72
	Adjustments:			
	Depreciation & amortization	53	55	60
	Equity AFUDC[2]	(6)	(30)	(72)
	Adjusted EBITDA	$ 189	$ 189	$ 185 - 195
Gathering & Processing:	Operating income	$ 146	$ (45)	$ 50 - 70
	Other income	(1)	4	5
	Adjustments:			
	Depreciation & amortization	63	67	75
	MTM accounting adjustments[3]	(60)	105	(30)
	Adjusted EBITDA	$ 148	$ 131	$ 100 - 120



Reg. G Reconciliation – continued

Segment ($ millions)		2008		2009		2010E
Distribution:	Operating income	$	63	$	60	$	55 - 65
	Other income		(2)		7		2
	Adjustments:						
	Depreciation & amortization		31		31		33
	Environmental insurance settlements		-		(8)		-
	EBITDA	$	92	$	90	$	90 - 100
Corporate & Other[4]:	Operating income	$	(8)	$	(3)	$	(3) - 2
	Other income		3		13		1
	Adjustments:						
	Depreciation & amortization		2		2		2
	Environmental insurance settlements		-		(11)		-
	EBITDA	$	(3)	$	1	$	0 - 5
Total Adjusted EBITDA:		$	860	$	865	$	870 - 930

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.

(2) Adjusts for non-cash equity AFUDC and related tax gross-up for the Phase VIII expansion.

(3) Adjusts for the mark-to-market impact of economic hedges.